November 17, 2010

VIA FACSIMILE  AND EDGAR

Anne Nguyen Parker
Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

Dear Anne Nguyen Parker:

RE: BONTAN CORPORATION INC. – Amendment # 4 to Registration Statement on Form F-1 (file # 333-164935)

We refer to your letter of October 15, 2010.

We have now filed Amendment # 4 to the Registration Statement on Form F-1 on EDGAR.

Our responses to your review comments are as follows in the same order:

1.
Joint Operating Agreements for each Sarah and Myra licenses have been finalized with Geoglobal Resources (India) Inc. on October 6, 2010 and were signed by Geoglobal. However, we are still awaiting signatures of some of our joint venture partners which we hope to get before the end of October 31, 2010. We have not entered into any revised stockholders agreement. However, as indicated in the amendment # 4, we plan to pursue a revision within a month.

2.	Information now included as footnote to the table in amendment # 4.
3.	Now included in amendment # 4 as exhibit 10.10 and also referenced in the amendment.
4.
Our financial capability requirement has now been met due to our agreement with Ofer Investments Ltd (Ofer) dated October 13, 2010. Ofer agreed to provide up to US$ 28 million to cover our share of the exploration and drilling costs of initial two wells for a 50% equity interest in IPC Oil and Gas (Israel) Limited Partnership which was fully owned by IPC Cayman. We have corrected our comments under the risk factor to reflect this in amendment # 4. We have not revised our comments in the liquidity section since they reflected the situation at March 31, 2010 and June 30, 2010 and simply reproduction of what we issued previously.

5.	Information now disclosed in amendment # 4.
6.
Now explained in amendment # 4. Basically we agreed to have ITC’s nominee represents us in the steering committee because we were given to understand that such representative would only be Mr. Howard Cooper or Mr. Igor. Both these persons have significant experience  in handling oil and gas projects and were knowledgeable of the current Israeli Project.

7.
We do not believe that IPC Cayman’s claim of $ 18 million was correct due to two reasons (1) $ 10.2 million was raised and used to pay off the liability of WesternGeco by the new Israeli partners under the allocation of rights and settlement agreement dated March 25, 2010. We already raised $ 7.5 million and spent on the Project as required, and (2) Raising of $18 million was on a “best efforts” basis and not guaranteed or committed.  Further, the Ofer agreement of October 13, 2010 referred to in amendment # 4 assures a further $ 28 million towards our share of the exploration and drilling costs of initial two wells – all at the cost of significantly reducing our own working interest in the project.

8.	Now revised in amendment # 4
9.	Now revised in amendment # 4

Please contact the undersigned for any further information in the matter.

Sincerely

Kam Shah
Chief Executive Officer

C.C.           Jeffrey C Robins Esq,  Messerli & Kramer P.A.